SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of March 2005

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________


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         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release, dated March 27, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ELBIT SYSTEMS LTD.
                                      (Registrant)


                                      By: /s/ Ilan Pacholder
                                          --------------------------------------
                                      Name:  Ilan Pacholder
                                      Title: Corporate Secretary

Dated:  March 28, 2005


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    EXHIBIT NO.            DESCRIPTION
    -----------            -----------

    1.                     Press release, dated March 27, 2005.

                                                                       EXHIBIT A

         ELBIT SYSTEMS COMPLETES THE ACQUISITION OF THE ASSETS OF ISRAEL
                 MILITARY INDUSTRIES' AIRCRAFT SYSTEMS DIVISION

HAIFA, ISRAEL, MARCH 27, 2005 - ELBIT SYSTEMS LTD. (NASDAQ: ESLT) announced today, further to its announcment dated January 4, 2004, that its wholly-owned subsidiary Cyclone Aviation Products Ltd. ("Cyclone") completed today the acquisition of the assets of Israel Military Industries Ltd. ("IMI") Aircraft Systems Division (the "Aircraft Division") in Tirat Hacarmel, Israel for the price of approximately $7 million, a portion of which will be paid in cash and the balance through assumption of obligations of the Aircraft Division. The final purchase price is subject to adjustments. The transaction will be made through a wholly-owned subsidiary of Cyclone.

The transaction was made possible following the signature of an agreement among the Israel Treasury Ministry, representatives of the employees, IMI and Cyclone, relating to the severance conditions of the Aircraft Division's employees.

The Aircraft Division manufactures weapon pylons and external fuel tanks for fighter aircraft. The Aircraft Division's customers include the Israel Ministry of Defense, the U.S. Department of Defense, U.S. aircraft manufacturers and other customers worldwide. The Aircraft Division's revenues in 2004 were approximately $8 million.

Cyclone, located near Karmiel, Israel, is engaged in the development and manufacturing of structural assemblies for civil and military aircraft and in maintenance services for helicopters and aircraft. Cyclone employs approximately 350 employees.

Elbit Systems' President and CEO, Joseph Ackerman, stated: "The acquisition of the activities of IMI's Aircraft Systems Division, constitutes an important step for Elbit Systems in the realization of our strategy to participate in the privatization process in Israel and a further milestone in the process of consolidation of the Israeli defense industries."

ABOUT ELBIT SYSTEMS

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

FOR MORE ABOUT ELBIT SYSTEMS, PLEASE VISIT OUR WEBSITE AT  WWW.ELBITSYSTEMS.COM


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CONTACTS

Company contact                                        IR Contacts
---------------                                        -----------

Ilan Pacholder, Corporate Secretary and                Ehud Helft/Kenny Green
VP Finance & Capital Markets

 Elbit Systems Ltd.                                    GK INTERNATIONAL

Tel:  972-4  831-6632                                  Tel: 1-866-704-6710
Fax: 972-4  831- 6659                                  Fax: 972-3-607-4711
pacholder@elbit.co.il                                  ehud@gk-biz.com
                                                       kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.